SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Astronics Corporation
(Name of Issuer)

Common Stock, $0.01 par value
Class B Common Stock, $0.01 par value
(Title of Class of Securities)

046433108
046433207
(CUSIP Number)

5096 SARANAC LLC
Kevin T. Keane
1801 Elmwood Avenue, Suite 1
Buffalo, New York 14207-2463
(716) 863-1110
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046433108 046433207	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON 5096 SARANAC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,300,269 shares of Class B Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,300,269 shares of Class B Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,300,269 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6% of the outstanding shares of Class B Common Stock

13.6% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

4.5% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON OO

CUSIP No. 046433108 046433207	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Kevin T. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 100,092 shares of Common Stock[1] 638,594 shares of Class B Common Stock[2]
	8	SHARED VOTING POWER 1,300,269 shares of Class B Common Stock
	9	SOLE DISPOSITIVE POWER 100,092 shares of Common Stock[1] 638,594 shares of Class B Common Stock[2]
	10	SHARED DISPOSITIVE POWER 1,300,269 shares of Class B Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100,092 shares of Common Stock[1] 1,938,863 shares of Class B Common Stock[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5% of the outstanding shares of Common Stock

26.2% of the outstanding shares of Class B Common Stock

20.3% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

7.0% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON IN

1 Includes 58,120 shares of Common Stock owned by, or held in trust for the benefit of, the Reporting Person's wife and 13,000 shares of Common Stock issuable upon exercise of options.

2 Includes 192,275 shares of Class B Common Stock owned by, or held in trust for the benefit of, the Reporting Person's wife and 2,742 shares of Class B Common Stock issuable upon exercise of options.

CUSIP No. 046433108 046433207	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Daniel G. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,300,269 shares of Class B Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,300,269 shares of Class B Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,300,269 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6% of the outstanding shares of Class B Common Stock

13.6% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

4.5% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON OO

CUSIP No. 046433108 046433207	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed on January 21, 2016 (the "Original Schedule 13D", and as amended hereby, the "Schedule 13D") with respect to the (i) shares of common stock, par value $0.01 per share (the "Common Stock"), of Astronics Corporation, a New York corporation (the "Issuer"), and (ii) shares of class B common stock, par value $0.01 per share (the "Class B Common Stock"), of the Issuer. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 2, 3, 4, 5 and 6 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)

This Schedule 13D is filed by:

(i) 5096 SARANAC LLC (the "LLC"), with respect to the shares of Class B Common Stock directly held by it;

(ii) Kevin T. Keane ("Mr. K. Keane"), with respect to the shares of Common Stock and Class B Common Stock held by him directly and held by him indirectly through the LLC in his capacity as co-manager of the LLC, as well as the Common Stock and Class B Common Stock owned by, or held in trust for the benefit of, his wife; and

(iii) Daniel G. Keane ("Mr. D. Keane"), with respect to the shares of Class B Common Stock held by him indirectly through the LLC in his capacity as co-manager of the LLC.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock held by the other Reporting Person. In addition, Mr. K. Keane disclaims any beneficial ownership of shares owned by, or held in trust for the benefit of, his wife.

(b)	The business address of the Reporting Persons is 1801 Elmwood Avenue, Suite 1, Buffalo, New York 14207-2463.

(c)	The principal occupation of (i) the LLC is to serve as a holding company of shares of Class B Common Stock, (ii) Mr. K. Keane is to serve as the Chairman of the Board of Directors of the Issuer and (iii) Mr. D. Keane is to serve as a director, the President and the Chief Executive Officer of Mod-Pac Corp., a New York corporation.

(d) & (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The LLC is a Delaware limited liability company. Each Mr. K. Keane and Mr. D. Keane is a United States citizen.

CUSIP No. 046433108 046433207	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby supplemented by the addition of the following:

On October 11, 2016, pursuant to a three-for-twenty distribution of Class B Stock to holders of both Common and Class B Stock on the record date of October 11, 2016 (the "2016 Distribution"), the Issuer issued: (i) 36,197 shares of Class B Common Stock to Mr. K. Keane, (ii) 32,660 shares of Class B Common Stock to Mr. K. Keane's wife, (iii) 195,040 shares of Class B Common Stock to the KTK 2016 Trust and (iv) options to purchase an aggregate of 1,532 shares of Class B Common Stock to Mr. K. Keane.

Mr. K. Keane, as trustee of the KTK 2016 Trust, made the following transfers on behalf of the KTK 2016 Trust: (i) 1,300,269 shares of Class B Common Stock were transferred from the KTK 2016 Trust to the LLC in exchange for 100% of the LLC's membership interests and (ii) 195,040 shares of Common Stock were transferred to Mr. K. Keane's personal account in partial payment of his annuity payment under the KTK 2016 GRAT.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented by the addition of the following:

On April 7, 2017, Mr. K. Keane, who serves as the Chairman of the Board of Directors of the Issuer, as trustee of the KTK 2016 Trust, transferred: (i) 1,300,269 shares of Class B Common Stock from the KTK 2016 Trust to the LLC in exchange for 100% of the LLC's membership interests and (ii) 195,040 shares of Class B Common Stock from the KTK 2016 Trust to his personal account. The KTK 2016 Trust then transferred 49.6436% of the LLC's membership interests from the KTK 2016 Trust to Mr. K. Keane's personal account in payment of the balance of his annuity payment under the KTK GRAT 2016 and Mr. K. Keane then transferred 49.6436% of the LLC's membership interests for no consideration from Mr. K. Keane's personal account to the Kevin T. Keane 2017 GRAT (the "KTK 2017 Trust" and together with the KTK 2016 Trust, the "KTK Trusts"). Mr. K. Keane serves as the sole trustee of each KTK Trust and is the sole beneficiary of each of the KTK Trusts' annuity payments. As trustee of each KTK Trust, Mr. K. Keane may sell each trust's assets, vote the trust's assets and/or take any action with respect to the investment of such trust's assets. Mr. K. Keane and Mr. D. Keane serve as the managers of the LLC and as managers of the LLC, Mr. K. Keane and Mr. D. Keane may sell the LLC's assets, vote LLC's assets and/or take any action with respect to the investment of the LLC's assets, except that Mr. D. Keane has the sole power and authority to effect distributions of the LLC's assets, liquidate, wind-up and dissolve the LLC and amend the provisions of the limited liability company operating agreement of the LLC governing the foregoing.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and Class B Common Stock and percentages of the Common Stock and Class B Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Schedule 13D are calculated based upon the 21,691,969 shares of Common Stock and the 7,405,750 shares of Class B Common Stock outstanding as of February 17, 2017, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on February 24, 2017.

CUSIP No. 046433108 046433207	SCHEDULE 13D/A	Page 7 of 8 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock and Class B Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described herein, none of the Reporting Persons have effected any transaction in the Issuer's stock during the past 60 days.

(d)	No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock or Class B Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby supplemented by the addition of the following:

Pursuant to the 2016 Distribution, the Issuer issued options to purchase shares of Common Stock to Mr. K. Keane, which have all vested to date. Following is a summary of the terms of such options:

Date of Grant	Number of Shares	Purchase Price Per Share	Expiration Date
10/11/2016	414 shares of Class B Common Stock	$41.18	03/03/2024
10/11/2016	518 shares of Class B Common Stock	$52.76	03/10/2025
10/11/2016	600 shares of Class B Common Stock	$26.37	02/26/2026

In addition, since the filing of the Original Schedule 13D, the Issuer issued the following options to purchase shares of Common Stock to Mr. K. Keane pursuant to a stock option agreement dated February 26, 2016 (the "2016 KTK Grant Option Agreement"), which options have all vested to date, and a stock option agreement dated March 7, 2017 (the "2017 KTK Grant Option Agreement"), which options will vest on September 7, 2017:

Date of Grant	Number of Shares	Purchase Price Per Share	Expiration Date
02/26/2016	4,000 shares of Common Stock	$26.37 (adjusted to give effect to the 2016 Distribution)	02/26/2026
03/07/2017	4,000 shares of Common Stock	$32.77	03/07/2027

The 2016 KTK Grant Option Agreement and the 2017 KTK Grant Option Agreement are attached hereto as Exhibit 5 and Exhibit 6, respectively. Any descriptions set forth herein of the terms and conditions of the 2016 KTK Grant Option Agreement and the 2017 KTK Grant Option Agreement are qualified in their entirety by reference to such agreements, which are incorporated herein by reference.

The Reporting Persons also entered into a Joint Filing Agreement which is attached hereto as Exhibit 7

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby supplemented by the addition of the following:

Exhibit 5: 2016 KTK Grant Option Agreement.

Exhibit 6: 2017 KTK Grant Option Agreement.

Exhibit 7: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 046433108 046433207	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 10, 2017

5096 SARANAC LLC

By: /s/ Kevin T. Keane
Name: Kevin T. Keane
Title: Manager

/s/ Kevin T. Keane
kevin t. KEANE

/s/ Daniel G. Keane
DANIEL G. KEANE